October 16, 2006

John Charles Maddux
President
Meruelo Maddux Properties, Inc.
761 Terminal Street
Building 1, Second Floor
Los Angeles, California 90021

Re:     **Meruelo Maddux Properties, Inc.**
        **Registration Statement on Form S-11**
        **Filed on September 19, 2006**
        **File No. 333-137457**

Dear Mr. Maddux:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

2.      Please provide us with your analysis with respect to the potential for integration of the offers and sales of common stock issued in the formation transactions with

the public offering of common stock covered by the prospectus, including a discussion of any relevant staff interpretations.

3.      Please provide us with highlighted copies of any study or report that you cite or on which you rely.  For example, we note that you refer to the World Trade Association Los Angeles – Long Beach.  Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file the experts' consent as exhibits to the registration statement.

4.      The basis for your comparative factual assertions and for your management's beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us.  Please revise your disclosure throughout the document to address our concerns, or advise us as necessary.  In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.  We note, for example, but without limitation that you state:

- "[o]ur management team is one of only approximately 13 designated groups participating in the California Urban Real Estate program." (page 2)

- "[w]e are a well-known real estate company in the Los Angeles area and frequently are one of the first contacted when a property is available for sale." (page 7)

- "[w]e will be one of a few well-capitalized companies pursuing urban in-fill projects in our markets" (page 81)

- "[w]e will be one of the few publicly-traded companies primarily focused on redevelopment in re-emerging urban areas." (page 82)

5.      Please clearly explain your business with the goals of plain English in mind.  The first time you utilize industry jargon and technical terms please either define the terms or refrain from using them.  In this regard, please either revise to explain or delete the following terms:

- non-stabilized properties
- urban infill projects
- ground-up development

Prospectus Summary

6.      We note that your summary is twenty-six pages long and contains unnecessary redundancy.  Your summary should not merely repeat the text of the prospectus section by section, but should instead provide a *brief* overview of the key aspects of the offering.  Please revise your summary as necessary.

Overview, page 1

7.    In this section and the Business and Projects section on page 70 you state that
      you are "a self-managed, full-service real estate company that develops and
      redevelops commercial and residential properties located in downtown Los
      Angeles and other densely populated urban areas." From your disclosure on
      pages 59 and 77 it appears that you are also in the leasing and cold storage
      business. Please revise this section and the Business and Projects section to
      discuss your other businesses.

8.    On page 120, you state that it is not your "policy to acquire projects primarily for
      possible capital gains or primarily for income. We, however, generally intend to
      invest in projects with opportunities for near term prospects for improved cash
      flow and for longer-term capital appreciation." Please revise this section to note
      this fact.

Focus on Markets that are Transitioning from Large to Small Tenants, page 4

9.    You state that you have "designed proprietary methods for transforming existing
      large, single-tenant buildings into workplaces for many small tenants by re-using
      a large portion of the existing facility and creatively subdividing the existing
      space at a relatively minimal cost." Please revise this disclosure to note what
      makes these methods proprietary.

Pursue Opportunities Offered by Governmental Organizations, page 5

10.   You state that you "believe our management's relationships…give us a
      competitive advantage to be selected by these government-controlled
      development and redevelopment organizations, thereby creating opportunities to
      acquire properties at attractive values that enhance stockholder value." Please
      revise this section to disclose with whom you have these relationships and to
      describe the relationships.

Our Projects, page 10

11.   We note in an article published in the Los Angeles Times on September 27, 2005
      that Richard Meruelo tore down four buildings without obtaining demolition
      permits and that the Los Angeles Board of Building and Safety Commissioners
      instituted a five-year ban on development of that property. Please revise this
      table to disclose this development ban.

Organizational Chart, page 18

12.     We note that you have a line in between Meruelo Maddux Properties, L.P. and
        Meruelo Maddux Construction, Inc.  Please revise the chart to note the
        relationship between the two parties.

Certain Relationships and Related Transactions, page 19

13.     In the third bullet, please disclose the amount of the guarantees eliminated in this
        transaction for each of Messrs. Meruelo and Maddux and their affiliates.

Conflicts of Interest, page 20

14.     In the last bullet, please specify how the forfeiture provisions create a conflict.
        In addition, please specify the number of shares subject to forfeiture.

Risk Factors, page 27

15.     Mitigating statements are not appropriate in the risk factor discussion.  Please
        revise your risk factors to remove all mitigating language.  For example:

        - on page 27, you state that "[a]lthough demand in this geographic area
          historically has been strong…"

        - on page 32, you state that "[a]lthough we endeavor to provide contractual
          protections against such activities in our lease documents…"

16.     Please revise the risk factor headings to describe each risk being presented.  For
        example, we note the heading entitled, "Almost all of our projects are
        concentrated in the greater metropolitan Los Angeles area and depend upon the
        Southern California economy and the demand for industrial, commercial and
        residential space," on page 27.

17.     Please include a risk factor discussing your historical financial condition.  This
        discussion should include the fact that you have a negative working capital
        balance and have incurred losses in the year ended December 31, 2005 and for
        the six months ended June 30, 2006.

18.     We note from your disclosure on page 59 that leases, including your month to
        month leases, representing roughly 65% of your portfolio's annualized base rent
        will expire in 2007.  Please include a risk factor noting this fact.

If we cannot obtain additional financing, we will not be able to purchase all of our acquisition projects and our growth will be limited, page 29

19.     You state that after applying the $91.3 million in net proceeds you will not have sufficient cash remaining to acquire the other interests in your projects that will still be subject to purchase contracts and options.  Please revise this risk factor to note the amount of the remaining interests.

Many of our redevelopment projects require municipal authorities to approve or change land use entitlements…, page 29

20.     Please revise your disclosure to note how many of your redevelopment projects require municipal authorities to approve or change land use entitlements, environmental certifications pursuant to the California Environmental Quality Act and other permits to allow these projects to proceed.

Our interest in protecting…, page 32

21.     Please revise to further clarify how the conflict could result in a deterioration of your projects.

We have a near-term expectation of significant growth…, page 33

22.     We note from an article published in the Los Angeles Times on September 27, 2005 that you have identified the management strain created by number of current project as the cause of your failure to obtain proper demolition permits. Please include this as an example of the risks of growth on your management and other internal systems.

We have entered into an agreement with each of our senior executive officers that provides him with benefits…, page 34

23.      On page 107, you state that you "will enter into employment agreements, effective as of the consummation of this offering with each of our executive officers."  In this section you state that you "have entered into an agreement with each of our senior executive officers that provides him with severance benefits if his employment is terminated."  Please reconcile these disclosures.

Our real estate investments are relatively illiquid and their values may decline, page 39

24.     Please revise this section to note whether California imposes strict liability in regards to environmental liabilities.  If it does, please revise to discuss the ramifications of conducting business in a strict liability state.

We may experience conflicts of interest…, page 35

25.     Please discuss the shares subject to forfeiture in a separate risk factor.

Capitalization, page 48

26.     Please revise your Capitalization Table to note that all amounts are in thousands.

Dilution, page 49

27.     Please include disclosure regarding the consideration provided by your officers
        and promoters for your shares and the cash contributed by the public in this
        offering.  Refer to Item 506 of Regulation S-K.

Use of Proceeds, page 51

28.     In the fifth bullet, please disclose the amount of proceeds to be allocated to each
        project.  In addition, to the extent additional proceeds are necessary in order to
        acquire any of these projects, please disclose such amounts and the anticipated
        source.  Refer to Instruction 3 to Item 504.

Managements Discussion and Analysis of Financial Condition and Results of Operations,
page 54

29.     Please disclose and discuss your financial and non-financial performance
        indicators that management will use to manage and assess the business and that
        would be material to investors.  Refer to SEC Release 33-8350.

Critical Accounting Policies, page 56

30.     Reference is made to your policy regarding rental properties.  We note that
        tenant improvements are capitalized and amortized over the term of the
        corresponding lease.  Advise us how your policy considers the useful life of the
        tenant improvements.

Factors That May Influence Future Results of Operations, page 58

31.     You state that "[a]s of June 30, 2006, approximately 20% of the total square
        footage of our initial portfolio of wholly-owned projects and projects under
        contract was available for lease."  Please revise to note of the 20% available to
        be leased what percentage is capable of being leased.

Liquidity and Capital Resources, page 64

32.     Please disclose your debt-to-total-assets ratio as of the consummation of this offering.

33.     On page 33, you state that you will need to upgrade your systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand your internal audit function; and hire additional accounting, internal audit and finance staff.  Please revise this section to note the expected costs of these expenditures.

Contractual Obligations, page 66

34.     If true, clarify that your tabular presentation of contractual obligations represents the obligations of your predecessor on a combined basis.  In addition, please advise us how your tabular presentation as of June 30, 2006 complies with Item 303(a)(5) of Regulation S-K, which requires you to provide at a minimum your contractual obligations as of the latest fiscal year.

35.     Please add a footnote to the Pro Forma Contractual Obligation Table noting the differences between that table and the other Contractual Obligations Table noted in this section.

36.     We note in your Pro Forma Contractual Obligation Table that you do not list any purchase commitments or other purchase contracts or option agreements to acquire real estate in the less than 1 year column.  In your Projects section beginning on page 86, you list a number of purchase commitments or other purchase contracts or option agreements that will be due within a year and for which you will not be using proceeds of this offering to pay those obligations.  For instance, but without limitation, in footnote 5, on page 88, you state that you own "1.0 acre of the project and have the remaining 0.25 acre under contract for approximately $2.2 million, which is expected to close in October 2006."  Please advise us as to the reason you do not list any purchase commitments or other purchase contracts or option agreements to acquire real estate in the less than 1 year column or revise as necessary.

Quantitative and Qualitative Disclosures About Market Risk, page 69

37.     Please expand your disclosure to also include the disclosures regarding market risk as of the latest fiscal year in accordance with Item 305(a) of Regulation S-K.

Our Business and Projects, page 70

38.     On page F-3, you state that you have an ongoing build-to-suit construction
        agreement with Dynamic Builders that allows you to identify a property for
        development and Dynamic Builders will acquire the property and construct the
        improvements according to our specification. Please revise this section to
        describe your agreement with Dynamic Builders.

39.     Please file a consent for the disclosure attributed to American Apparel.

Selectively Invest in Other Assets, page 80

40.     You state that you may "invest from time to time in properties, mortgages,
        mezzanine or other debt instruments or in equity in property-owning entities."
        Please revise to note if there is a limit on the amount you may invest in these
        types of investments.

41.     We note that you may invest in equity in property-owning entities. Please revise
        to state the criteria that will be followed in the purchase of such securities. Refer
        to Item 13(c) of Form S-11. For example, but without limitation, please note
        whether you require an issuer to have a minimum net income before you will
        invest.

Our Projects, page 86

42.     Reference is made to the third paragraph where you discuss that you are in
        various stages of due diligence and negotiation with respect to projects not
        included in the formation transactions. Please advise us and clarify in your
        disclosure as appropriate, whether any of these possible acquisitions are probable
        and if so, tell us how you considered Rule 3-14 of Regulation S-X to the extent
        they are rental properties.

43.     The footnote disclosure relating to projects to be acquired using proceeds from
        this offering does not appear to be consistent with the projects and amounts
        identified on page F-9. Please revise or advise.

44.     You state that you "will acquire entities that own, or that are party to pending
        purchase and sale agreements, build-to-suit contracts, options to purchase and
        leases in respect of, 52 development, redevelopment and stabilized projects."
        Please revise to note the number of properties represented by each category (i.e.,
        pending purchase and sale agreements, build-to-suit contracts and options to
        purchase and leases).

45.     Please revise to note the consequences if you do not have a sufficient amount of cash available to cover your purchase contracts and options.

46.     Please revise your disclosure regarding each project to note the estimated time of completion and, where applicable, the estimated date you will terminate in-place leases to commence development or re-development.  In addition, with respect to your material projects, please also disclose the estimated costs and competitive conditions of each project.

Legal Proceedings, page 100

47.     Please revise to note the name of the court in which the noted proceedings are pending, the date instituted, the parties thereto, a description of the factual basis alleged to underlie the proceedings and the relief sought.  Refer to Item 103 of Regulation S-K.  In addition, please briefly describe any actions relating to the improper demolition of the buildings near Union Station.

Executive Compensation, page 106

48.     We note you included the disclosure addressed by Item 402(b) of Regulation S-K for 2006 based on the employment agreements.  Please advise us why you have not included 2006 disclosure addressed by Item 402(e) regarding the LTIP awards.

49.     Please disclose how the compensation for your executives, as provided in their employment agreements, was determined.

Phantom Shares, page 110

50.     Please revise to disclose, if accurate, that a phantom share award will not be deemed the equivalent of an award of one common share under the 2006 Equity Incentive Plan for purposes of reducing availability for other equity awards on a one-for-one basis.

LTIP Units, page 110

51.     Please revise your disclosure to note whether the LTIP units are convertible into shares of you common stock.

Certain Relationships and Related Party Transactions, page 113

52.     Please clarify the meaning of "contributors." We note your disclosure in the summary on page 14. Please also clarify whether Messrs. Meruelo and Maddux wholly-own the contributing entities or if there are non-affiliated third party investors that hold interests in these entities.

Benefits to Related Parties, page 118

53.     Please include detailed disclosure relating to the assumption of $700,000 in assumed loans owed by an entity affiliated by Mr. Maddux, the repayment of Mr. Meruelo note, and the extinguishment of loan guarantees.

Underwriting, page 147

54.     On page 17, you state that "the number of shares of common stock to be issued and cash to be paid in exchange for the equity interests in the entities owning interests in our projects and in connection with the corporate mergers was determined in arms-length negotiations between our underwriters and our executive officers based on the costs incurred to acquire and improve the projects, a discounted cash flow analysis, an internal rate of return analysis and an assessment of the fair market value and future development potential of the projects." Please revise this section to note if your underwriter received compensation for its services provided in the corporate mergers beyond the compensation noted in this section.

Financial Statements

Unaudited Pro Forma Financial Information

55.     We note that you plan to account for the formation transactions as a reorganization of entities under common control. Based on page 59, we note that Messrs. Meruelo and Maddux each own 100 shares in the newly formed entity giving them each a 50% interest. Tell us how you determined common control under EITF 02-5 given neither Meruelo nor Maddux has a controlling interest in the Meruelo Maddux Properties, Inc. In addition, it does not appear from your disclosure on pages F-19 through F-21 that Mr. Maddux has a controlling interest in the contributed properties. Please advise us, and to the extent there is not common control, tell us how you considered SFAS 141, specifically paragraph 19.

56.     Further to our previous comment, we note that contributors affiliated with Mr. Meruelo will contribute their interests in exchange for common units. Please explain why the exchange of interests owned by other than what you have described as common control owners are not accounted for as a purchase of minority interests as described in SFAS 141.

Pro Forma Condensed Consolidated Statement of Operations, page F-5

57.     Tell us what consideration has been given to disclosing pro forma earnings per share.

58.     We note on page 106 of your filing that you intend to enter into employment agreements with senior management subsequent to the formation transactions. Tell us what consideration you have given to including a pro forma adjustment to reflect the impact of these agreements.

59.     We note on page 19 of your filing that you will be required to issue LTIP units to executive officers as part of the formation transactions and that you will have a continuing obligation to issue units in the future. Tell us how you intend to account for the issuance of these units. Additionally, tell us how you considered the need to include a pro forma adjustment for the issuance of LTIP units and the related minority interest expense.

Meruelo Maddux Properties Predecessor

Combined Statements of Operations, page F-16

60.     For those properties that were sold during the six months ended June 30, 2006 and the year ended December 31, 2004, confirm for us that there were no operations of these properties that should be classified as discontinued operations in periods prior to the sale.

61.     We note on page 15 of your filing that you will be required to remit any payments of interest and principal made on certain of your affiliate notes receivable to the contributors of the notes in the form of common stock and cash. Tell us whether you have accrued any interest expense related to this obligation. Additionally, given that receipt of interest income related to this note is contingent upon the receipt of condemnation proceeds, tell us if you considered the need to place the note in non-accrual status until the resolution of the contingency.

Organization and Description of the Business, page F-19

62.     We note your disclosure on page 14 that four of your predecessor entities are
        owned by a contributor affiliated with Mr. Meruelo.  Explain to us exactly what
        the relationship is between this contributor and Mr. Meruelo.  Additionally,
        demonstrate to us how a common control relationship that exists between these
        entities owned by contributors and the remainder of the entities included in your
        formation transactions.

Note 3 – Rental Properties, page F-25

63.     It appears that your predecessor acquired rental properties in fiscal year 2005.
        To the extent they are not included in your results for a full fiscal year, advise us
        how you applied Rule 3-14 of Regulation S-X for any property acquisitions that
        may be significant.

Exhibits

64.     Please file all required exhibits as promptly as possible.  We must review all the
        exhibits prior to granting effectiveness of the registration statement and may
        have further comments after our review.  If you are not in a position to file your
        legal and tax opinions with the next amendment, please provide draft copies for
        our review.

        As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review.  Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, when the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Accountant, at (202) 551-3438 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc:     Jeffrey M. Sullivan
        DLA Piper US LLP